Easymove
Investor Deck



On-demand marketplace which connects local trucks owners with people who need moving & furniture delivery help at negotiable flat cost

Vision

Digitize and simplify moving service, provide safe, affordable and efficient experience, becoming the go to platform for any bulky item moving



The Problem

Price is an important concern while hiring movers

Most moving companies charge hourly, have minimum 2 hours booking fee and truck fee

Scheduling is not flexible

Almost impossible to hire movers on your schedule, need to plan 2 weeks ahead

No easy & instant service to move single items

Most moving companies do not move single items, customer should rent a truck and do heavy lifting by himself or find a random guy with a truck from craigslist

A lot scam movers operate

There is no way that customer can verify mover`s background and experience a change in charges, the bait and switch, invented charges

PG4

The Solution

Platform which will allow to hire vetted local truck owners on a budget and schedule service within 10 minutes and experience delightful moving experience



Book the service within 5 minutes on your budget and schedule

Inexpensive vetted on-demand movers will help you instantaneously

Enjoy delightful service. Save time & money

Why Now?

Rental Apartment price growth increased by 5.73% in 2020

People are looking for cheaper rent to move in.

More people are moving to suburbs

In cities property taxes went up, cost of living went up and people started to move to cheaper places

Mortgage Rate went down

More people are buying houses and need to moving services

Mobile Technology is more accessible and enhanced

Modern smartphones have built-in GPS, High Speed Internet, Camera,

The Market Size



$18Bn

Moving industry market size in U.S.A



$86Bn

Moving industry market size Globally



The Product


T-Mobile Wi-Fi
9:51 PM
32%
Easymove
Create Move
2019-07-25
10:00 AM
235 Acorn Dr, Streamwood, IL 60107, USA
5001 Carriageway Dr, Rolling Meadows, IL 6…
Detroit
IOWA
Google
Have couple furniture and no boxes
Images
My moves
Create moves
Profile
Payments
Settings

Schedule a service on own budget at a date & time which works for you


Messages
eminero
leogarcia
Jul 18,2018 11:08AM
Hello,I can help you to move your matress.Will you be able to make it $55? I
eminero
Hey, I can make it $50. Deal?
Ok.Deal my friend.Will be there in a 15min
eminero
Sounds good.Will accept your offer.Thank you
Write a Message...

Know your movers upfront, communicate with him,accept his bid and hire.


T-Mobile Wi-Fi
10:19 PM
29%
Details
From and To address
From: 235 Acorn Dr, Streamwood, IL 60107, USA
Your Feedback to Driver
Select Stars
SUBMIT
Driver Feedback to you
Your Feedback to Driver
RATE TO DRIVER

Once Job is done, Pay in app and rate your movers

Customer Benefits

Customers spends a week to find movers

Movers require 1 week booking notice

Customer does not know exact final service cost upfront

Movers charge hourly $110 + truck fee + mileage fee + additional stairs.

For small 1-2 items moving needs customer needs to rent a truck.,

Customer can not pick movers and vehicles, only option it to rent a truck

With Easymove customer can request flat cost movers for any moving needs within 10 minutes

Easymove is faster, safer & cheaper that moving companies, and more convenient than to rent a truck





Service Provider Benefits

There are **2.5 million people** who own trucks and underutilize them

Truck owners make extra money by helping community with moving items.

While commute, complete orders to cover expenses

Meet new people, create new connections

Feel helpful and thankful

** In average Easymove service provider makes $2500 a week





Economical Benefits

Better utilization of vehicle resources,
   35% of owners drive trucks in most times empty or half-empty

Facilitate local furniture shopping by providing cheap, same hour delivery
   By helping people to save money, they able to buy new furniture and use delivery

Reduce the number of unemployment
   Creating extra source of income for truck owners

Create friendly community
   People help and start to know each other from local community



The Team



Emin Aliyev CEO

Work experience





Zaur Adigozalov CTO

Work experience

Bloomberg ⬛ SimCorp



Yana Aliyev COO

5 years experience in Real Estate and Trucking



Ghulam Jilani SDET

Work Experience


vertoe
Storage Anywhere, Anytime.



Dmitro Shuklin UI/UX

Over 8 years experience in Design, Animation



Gaukhar Lapezo Product Manager

Over 5 years experience in Product Design, Development

Service Area

Initial Service Area

Downtown Chicago
North Chicago (Edgewater, Rogers Park)
Expand to Suburbs


14
94
90
41
290
Oak Park
Cicero

Service Area by 2025

Launch in 45 States, Canada, Turkey, Azerbaijan



PG13 **There are no guarantee that we will reach our goal by 2025

The Business Model

Easymove takes 20% fee per each transaction.

Average Order costs $150 and Easymove makes $30 net revenue



1M Orders ➝ **$30/Order** ➝ **$30M**

1M orders in Chicago will allow us to generate $30M revenue annually

By launching in new cities revenue will grow

**These are forward-looking numbers that cannot be guaranteed.

Competitors

Flat Cost Charge







Limited Truck size and Casual Helpers to handle various orders

Various Truck sizes and Pro Helpers to handle various orders



** GoShare, Pickup have DOT, MC numbers. They are more like mobile app powered moving company

Charge per Minute

Competitive Advantage

Negotiable Flat Cost

Customer tells his moving budget and helpers bid on it

Customer knows helpers upfront

Customer knows helpers before hiring him. We solve Safety &Trust issue. According to our customers they feel Easymove more safer and trusted than other apps

Average match time is less than 5 minutes

Once Customer requested a service, he gets and hires dream helpers within 5 minutes.

Our helpers have industry experience

Most our helpers have 3-5 years industry experience, have necessary moving supplies, tools. We give them trainings to provide outstanding service



** These are no guarantee, that our competitors will not improve and provide additional services

Easymove Technology



Intelligent Scheduling

Mobile app for iOS, Android, Web App

Efficient match and bidding system

Route Optimization

Payment / Order / Reputation tracking system

Developer, Merchant API

Let other App developers to use our moving service.
Apps like roommate finders, furniture rental, storage rentals

Let stores like MattressFirm, Ashley furniture use our distributed delivery workforce





Use Cases

B2C

Local / Long Distance Moving
Furniture / Appliance Delivery
Helper to Load/Unload Storage Units
Deliver Sport Equipment, Pool tables

B2B

Distributed Workforce for logistics
Pallet Delivery
Hauling Cars

B2B2C

Work with Walmart, Ashley Furniture, IKEA and provide their
customers with fast & cheap delivery

Financials

January - September 2020



Monthly Recurring Revenue

Monthly Expenses

Monthly GMV

Average spent per customer $350
Customer Life Time Value $600

** These financials are not audited by independent CPA

Traction

January - September 2020



User Signup month over month

Placed Service Requests

Conversion Rate is 60%

** These metrics are average monthly tractions

Future Vision

Once we do moving we get the list of furniture which customer has and home square footage and know better which furniture customer is willing to purchase in next few weeks once he moved in

Become a single player in the market by providing furniture stores with platform which will help them to increase local sales and delight their customers with same hour delivery

In pipeline we have stores who currently work with our competitors and ready to drop them and start to work with Easymove once we will ship them merchant platform

*Already started developed MVP and integrate it with mobile app.
Will ship final product in next 4 months

** There are no guarantee that we will be able to ship products on time

Future Business Model

Easymove takes 20% delivery fee + 10% markup per each sales

Markup will be paid by merchant store and delivery fee will be applied on drivers earnings.
Average sales will be $300 and $50 delivery fee and Easymove will make $40

1M Sales  **$40**  **$40M**

Extra revenue stream will increase our earnings and ability to become a leader in the market

In Total we will make $70M ($30M from consumers & $40M from merchant orders)

**These are forward-looking numbers that cannot be guaranteed.



ASK

Raising $250k to accelerate growth

at $5M valuation cap, first $50K will invest at $4.M valuation and get 20% discount

Expand service in New York City, Miami,
Recruit additional 50 Helpers
Bring 1000 monthly orders
Increase monthly revenue up to $30K



Wefunder Fee
7.5%
Misc
10%
Business Development
7.5%
Operations
10%
Development
25%
Marketing
40%

PG23 **These are forward-looking numbers that cannot be guaranteed.

MISSION STATEMENT

Our mission is to help people safely relocate, settle in and start their new chapter in life with remarkable experience

Thank You

Download Easymove, Feel the Difference

 

